
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

December 8, 2008

Lee Miller
Chairman and Chief Executive Officer
Feel Golf Co., Inc.
1354-T Dayton Street
Salinas, CA 93901

Re: Feel Golf Co., Inc.
Registration Statement on Form S-1/A
Filed November 18, 2008
File No. 333-153699

Dear Mr. Miller:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. We note your response to comment 5 in our letter dated October 23, 2008. However, we reissue the comment because we are unable to locate the prospectus "Subject to Completion" legend on the prospectus cover page. Currently it appears to be under the fee table. Please move. Refer to Item 501(b)(10) of Regulation S-K.

Prospectus Summary

About Our Company, page 1

2. You state that your company has incurred a net loss of $1,408,969 from inception through September 30, 2008. However, we note that while $1,408,969 reflects your company's retained deficit balance as of September 30, 2008, it does not reflect your company's aggregate net loss from inception through September 30, 2008. In this regard, we note that losses accumulated from the date of your company's inception through the date of your company's change in status from an "S" Corporation to a "C" Corporation were reclassified from retained deficit to accumulated paid-in capital in July of 2008. When discussing your company's financial performance from inception through September 30, 2008, we believe it may be less confusing to simply state that you have accumulated deficits since inception without quantifying the amount. As such, please revise your disclosure in all applicable areas of your filing (e.g., prospectus summary and risk factors).

Risk Factors, page 3

The Continued Development and Commercialization of Our Products Will Require a Commitment of Substantial Funds, page 4

3. We note your response to our prior comment 15; however, we reissue in part. Please revise the discussion regarding planned expenditures to identify the risks associated with your marketing strategy or create a separate risk factor to discuss. For instance, discuss the risk that you may be unable to obtain industry endorsements and that you may not be able to obtain additional financing to implement your marketing campaign.

Marketing

4. We note your response to our prior comment 39 and your revised disclosure. Please also clarify that there is no guarantee that you will be able to raise the capital needed to implement your marketing campaign.

5. Also, we note your response to our prior comment 39 and reissue in part. To the extent you mention developing new products, please revise throughout to discuss each material step in developing new products and the availability of any financing.

Item 11. Information about the Registrant, page 10

Upcoming Applications, page 13

6. We note your response to our prior comment 42; however, we reissue the comment. It is still unclear what you mean by "non-obvious."

Market for Common Equity and Related Stockholder Matters, page 13

7. We note your response to our prior comment 44; however, we reissue the comment. You disclose on pages 9 and 14 that you have not authorized any shares under the 2003-2004 stock option plan; however, in the response letter you indicate that you have authorized 3,000,000 shares but issued none. Please revise or advise.

Financial Statements for the Fiscal Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm, page F-1

8. We note that the audit report included in Amendment 1 to your Form S-1 is dated September 10, 2008. However, your financial statements have been revised subsequent to that date. Given that additional audit procedures were required to be performed in connection with the restatement of your financial statements, please provide an audit report from the independent registered public accounting firm that is dated as of or subsequent to the date that the independent accountant completed the additional audit procedures.

Statements of Operations, page F-3

9. We note that you have written off all of your company's intangible assets in response to our prior comment numbers 48 through 53. However, we note the impairment charges taken against those assets have been classified within "Other income and (expenses)" in your statements of operations. As the intangible assets that have been written off were used in your company's operations, we believe that the related impairment charges should be classified within "Net (loss) from operations." Please reclassify the impairment charges in your statements of operations, or advise.

10. We note that the following amounts were revised in the statements of operations presented in Amendment 1 to your Form S-1:

    • Advertising expense reported for fiscal year 2005,
    • General and administrative expense reported for fiscal year 2006,
    • Interest expense reported for fiscal year 2006, and

- Research and development expenses reported for fiscal years 2007, 2006, and 2005.

Please explain to us in detail the reason(s) why these reported amounts have been revised.

Notes to the Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-6

11. We note that advertising costs are one of the most significant expenses on your company's statements of operations. As such please disclose your accounting policy related to the recognition of advertising costs in Note 2 to your financial statements. Refer to paragraphs 49 and 50 of SOP 93-7 for guidance.

Note 6 – Notes Payable, page F-12

12. We have reviewed your response to our prior comment number 59. However, it appears that you have only provided additional disclosures regarding the terms of your company's outstanding borrowings in the footnotes to your interim period financial statements. In this regard, please revise Note 6 to your financial statements for the fiscal year ended December 31, 2007 to disclose (a) the amount of each of your company's outstanding borrowings at December 31, 2007, similar to the presentation that has been provided in Note 6 to your interim financial statements and (b) the terms of those borrowings.

Financial Statements for the Nine-Month Period Ending September 30, 2008
Balance Sheets, page F-1

13. Based upon your response to our prior comment number 57, we note that the "other receivables" reported on your balance sheet relate to barter credits received in exchange for the sale of your company's products. With regard to your company's barter transactions, please tell us and disclose the following information:

- your accounting policy for barter transactions, including how you have determined the amount of revenue and the receivable balance that should be recorded with regard to your company's barter transactions;
- the nature of the goods and services your company can receive in exchange for its barter credits, as well as the circumstances under which your barter credits can be redeemed;
- whether your barter credits can be redeemed for cash, as well as the cash value attributable to your barter credits, if applicable;
- the amount of barter credits redeemed by your company during each of the reporting periods presented in your Form S-1, if any;

- whether your barter credits must be supplemented with cash payments upon redemption;
- the reason why your unused barter credit balance is growing;
- whether your barter credits expire, as well as the date of expiration, if applicable;
- when and how you expect to use your barter credits, if known; and
- whether you have assessed the recoverability of your barter credits.

Refer to EITF 93-11 for guidance.

Statements of Operations, page F-2

14. We have reviewed your response to our prior comment number 55. Given that the amount of general and administrative expense reported for the nine-month period ended September 30, 2007 exceeds the amount reported for the fiscal year ended December 31, 2007, it appears that an appropriate amount of overhead expense also may not have been allocated to costs of goods sold in your statement of operations for the period ended September 30, 2007. In this regard, please reclassify an appropriate amount of overhead expense to costs of goods sold in your interim financial statements, or advise.

15. Pease revise your statement of operations to report a net loss of $1,456,876 for the nine-month period ended September 30, 2008. In this regard, we note that the reclassification of your company's retained earnings to additional paid-in capital in connection with the change in your company's corporate status should not impact your reported loss for the aforementioned interim period.

Notes to Consolidated Financial Statements

Note 5 – Interim Inventory Pricing, page F-10

16. You state that you use the gross profit method for interim inventory pricing. Based upon your statements of operations for nine month periods ended September 30, 2008 and September 30, 2007, as well as your disclosure in MD&A (page 17), it appears that the application of this inventory pricing method results in the estimation of your company's inventory balance at the end of your company's interim periods based upon the estimated gross profit percentage that you believe should be recognized. For example, it appears that your company's ending inventory balance and costs of goods sold were determined for the interim periods ended September 30, 2008 and September 30, 2007 based upon the application of an estimated gross margin percentage of 47%. In this regard, please tell us the accounting literature that you believe supports your accounting treatment. As part of your response, explain in detail (i) why your interim ending inventory balance is not determined based upon FIFO, as disclosed in Note 2 of your annual financial statements and (ii) why costs of goods sold have not been

determined based upon the value attributed to the actual inventory items sold. In addition, please tell us (a) how you determine the gross profit percentage that is applied in connection with your inventory pricing method and (b) why the gross profit percentage applied as of September 30, 2008 and September 30, 2007 appears differ significantly from the gross profit percentages recognized for the six-month periods ended June 30, 2008 and June 30, 2007.

Note 10 – Going Concern, page F-13

17. We note that the retained deficit and negative working capital amounts disclosed in Note 10 to your financial statements do not appear to agree with the information presented in your statement of stockholders' equity and balance sheet for the nine-month periods ended September 30, 2008 and September 30, 2007. As such, please revise or advise.

Note 12 – Related Party Transactions, page F-14

18. Per your disclosure in Note 12, it appears that your company is required to make monthly payments of $2,100 against its borrowings from Wylie Mitchell. In addition, per your disclosure of "Transactions with Related Persons, Promoters, and Certain Control Persons" (page 24), it appears that your company is required to make monthly payments of $5,833.33 against its borrowings from the Miller Family Trust. However, it appears that the aggregate amount attributable to the monthly payments due to Wylie Mitchell and the Miller Family Trust within the next 12 months has not been classified in the current liabilities section your balance sheet. Please reclassify such amount, or advise.

Plan of Operation, page 16

19. We note your new disclosure that you plan to develop your "licensing potential." Please revise to discuss the expected timetable and material expenditures, if any, to license your products and the source of funds, if any. If you currently do not have the financing to implement your plan of licensing, please make that clear.

Management's Discussion and Analysis of Financial Condition and Results of Operation
Results of Operations, page 17

20. We have reviewed your response to our prior comment number 62. However, we do not believe that your expanded disclosure fully complies with our prior comment. In this regard, we note that your expanded disclosure still does not discuss the underlying factors resulting in the fluctuations in your company's reported revenues or the fluctuations in several material expense line items presented in your statements of operations. Furthermore, while you identify certain line items from your statement of operations that have contributed to the fluctuation in the total operating expenses recognized on a period-to-period

comparative basis, you have not analyzed the underlying business or industry trend/factors resulting in the changes in such line items. For example, you identified the decline in payroll expenses as a contributor to the decline in your company's total operating expenses in fiscal year 2007, but you have not explained why payroll expense declined significantly during that annual period. Please expand your MD&A disclosure to discuss the underlying business factors and/or industry and operating trends resulting in the period-to-period changes in the amounts recognized in each material line item presented in your statements of operations.

21. We have reviewed your expanded disclosure provided in response to our prior comment number 63. We note that you have disclosed the amount of revenue generated from golf club sales, golf grip sales, and shipping income for the nine-month period ended September 30, 2008. However, you have not provided similar disclosures for the comparative period ended September 30, 2007 or the annual periods ended December 31, 2007 and December 31, 2006. As fluctuations in your company's product sales mix appear to directly impact your company's total reported revenues and gross margin, we believe your expanded MD&A should disclose your company's sales by major product type for each of the aforementioned periods, as well as discuss the underlying factors resulting in fluctuations in such amounts over comparative periods. In addition, please quantify the absolute gross profit and gross profit percentage attributable to your company's major product types for each reporting period and discuss any material changes in such amounts, if applicable. Furthermore, to the extent gross margin is directly impacted by an increase or decrease in the costs attributable to a particular product type – for example, the increase in the manufacturing costs of golf clubs in fiscal year 2007 – please discuss the underlying factors resulting in the changes to product costs.

The Nine Months Ended September 30, 2008 (Unaudited) Compared to the Fiscal Year Ended 12/31/2007 (Unaudited), page 17

22. You state that "fixed assets and other assets declined for the current reporting period as [you] elected a one-time write-off of net intangible assets." However, we note that the impairment charges taken against your company's intangible assets were recorded prior to the fiscal year ended December 31, 2007 and the nine-month period ended September 30, 2008. As such, please revise your disclosure regarding the declines in your company's asset balances. In addition, please tell us why your company's inventory balance declined so significantly over the nine-month period ended September 30, 2008.

Directors, Executive Officers, page 21

23. Please revise to clarify Mr. Otterbach's business experience during the past 5 years. Refer to Item 401(e) of Regulation S-K.

Transactions with Related Persons, Promoters and Certain Control Persons, page 24

24. We note your response to our prior comment 72; however, we reissue the comment in part. Please revise to disclose here the dollar value of services received by the company in exchange for the shares sold to Adam Levin.

Part II – Information Not Required in the Prospectus

Power of Attorney

25. Please revise your signature blocks to identify your principal accounting officer or controller. Refer to Instruction 1 of Form S-1.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Sears at (202) 551-3302 or Lyn Shenk at (202) 551-3380 if you have any questions regarding comments on the financial statements and related matters. Please contact Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3210 with any other questions.

Sincerely,

Susan Block
Attorney-Advisor

cc: Via Facsimile (732) 577-1188
        Gregg E. Jacklin, Esq.
        Anslow & Jacklin, LLP